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Exhibit (a)(2)(xlix)

NOTICE OF PENSION FUND BLACKOUT PERIOD
Under SEC Regulation BTR

To:	Igor Landau Dick Markham Patrick Langlois Frank Douglas Heinz-Werner Meier Thierry Soursac Dirk Oldenburg Michel Finance

NOTICE—This is to advise you that the "Blackout Period" of which you were notified previously in connection with the current offer by Sanofi-Synthelabo S.A. to acquire Aventis (the "Offer") is terminated.

The change is due to the recomputation, based on data current as of July 29, 2004, of the eligibility thresholds that determine whether a Blackout Period applies to directors and executive officers of Aventis in connection with the Offer. As a result of the recomputation, it was determined that the number of U.S. participants or beneficiaries in individual account plans of Aventis and its subsidiaries who would be subject to a temporary trading blackout as a result of the Offer is less than the percentage required to trigger a Blackout Period under SEC Regulation BTR. There are no other material changes in the information contained in the prior notice.

Inquiries

Inquiries regarding the Blackout Period should be directed to:

Owen Ball, Senior Corporate Counsel
Aventis Inc.
300 Somerset Corporate Blvd.
Mail Code SC3-820A
Bridgewater, NJ 08807-2854
Telephone: 908-243-6262; Fax: 908-243-7083
E-mail: owen.ball@aventis.com

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NOTICE OF PENSION FUND BLACKOUT PERIOD Under SEC Regulation BTR